September 20, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endesa Américas S.A.

Amendment No. 1 to Schedule TO-T and Schedule 13E-3

Filed September 14, 2016 by Enersis Américas, S.A., et al.

File No. 005-89569

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith is Amendment No. 2 (“Schedule TO/13E-3 Amendment No. 2”) to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 that was initially filed on September 2, 2016 (the “Schedule TO/13E-3”) by Enersis Américas, Endesa Américas, Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A.

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 16, 2016 in connection with Amendment No. 1 to the Schedule TO/13E-3 filed on September 14, 2016. Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses.

References to “we”, “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Schedule TO/13E-3 Amendment No. 2.

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Securities and Exchange Commission	-2-	September 20, 2016

General

1.	We note your response to comment 7. Please summarize and file Colin Becker’s report as an Exhibit to the Schedule 13E-3. Also, disclose any fees paid to Colin Becker in connection with this transaction or that have been paid in the past two years. Refer to Item 1015 of Regulation M-A.

Response:

In response to the Staff’s comment, Enersis Américas has amended the Offer to Purchase and the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 to provide the requested disclosure.

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Securities and Exchange Commission	-3-	September 20, 2016

Should you have any questions or comments concerning Schedule TO/13E-3 Amendment No. 2, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Javier Galán

Paolo Pirri

[Letterhead of Enersis Américas S.A.]

September 20, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endesa Américas S.A.

Amendment No. 1 to Schedule TO-T and Schedule 13E-3

Filed September 14, 2016 by Enersis Américas, S.A., et al.

File No. 005-89569

Ladies and Gentlemen:

Reference is made to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 that was filed on September 2, 2016 (the “Schedule TO/13E-3”) and Amendment No. 1 to the Schedule TO/13E-3 filed on September 14, 2016 (“Schedule TO/13E-3 Amendment No. 1”) by Enersis Américas S.A. (“Enersis Américas”), Enel S.p.A., Enel Iberoamérica, S.R.L. and Enel Latinoamérica, S.A. (collectively, the “Filing Persons”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on Schedule TO/13E-3 Amendment No. 1 made in a letter dated September 16, 2016 (the “Comment Letter”).

In connection with the responses to the comments on Schedule TO/13E-3 Amendment No. 1 set forth in the Comment Letter, the Filings Persons acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Luca D’Agnese
	Name:	Luca D’Agnese
	Title:	Chief Executive Officer

ENEL S.P.A.

By:	/s/ Alberto De Paoli
	Name:	Alberto De Paoli
	Title:	Chief Financial Officer

ENEL IBEROAMÉRICA, S.R.L.

By:	/s/ Paolo Bondi
	Name:	Paolo Bondi
	Title:	Chief Financial Officer

ENEL LATINOAMÉRICA, S.A.

By:	/s/ Paolo Bondi
	Name:	Paolo Bondi
	Title:	Director

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.